UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-42661

Arrington Capital SPAC I Inc. (formerly Armada Acquisition Corp. II)

(Exact name of Issuer as specified in its charter)

382 NE 191st St, Suite 52895

Miami, Florida 33179-3899

(786) 548-1886

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant; Class A ordinary shares, par value $0.0001 per share; Redeemable warrants, each whole warrant exercisable for one

Class A ordinary share at an exercise price of $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Arrington Capital SPAC I Inc. (formerly Armada Acquisition Corp. II) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ARRINGTON CAPITAL SPAC I INC. (formerly Armada Acquisition Corp. II)

Date:	October 19, 2026	By:	/s/ Asheesh Birla
		Name:	Asheesh Birla
		Title:	President, Secretary and Director

**

Pursuant to a Business Combination Agreement, dated as of October 19, 2025 (as amended, the “Business Combination Agreement”), by and among Armada Acquisition Corp. II, a Cayman Islands exempted company, Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Pathfinder Digital Assets LLC, Evernorth Corporate Merger Sub Inc. (“SPAC Merger Sub”), Evernorth Company Merger Sub LLC, and Ripple Labs Inc.: (i) one business day prior to the closing, Armada Acquisition Corp. II domesticated from the Cayman Islands to the State of Delaware and changed its name to “Arrington Capital SPAC I Inc.” (the “Company”); and (ii) on October 9, 2026, SPAC Merger Sub merged with and into the Company, with the Company continuing as the surviving entity and a wholly owned subsidiary of Pubco. This Form 15 relates solely to the reporting obligations of the Company (formerly Armada Acquisition Corp. II) under the Securities Exchange Act of 1934, as amended, and does not affect the reporting obligations of Pubco under the Exchange Act.